

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-mail

Mr. David J. Henshall
Chief Financial Officer and Executive Vice President,
Operations
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

>   **Re:**   **Citrix Systems, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed February 23, 2012**
>   **File No. 000-27084**

Dear Mr. Henshall:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

 Notes to Consolidated Financial Statements

Note 10. Commitments and Contingencies

Legal Matters, page F-29

1.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be

Mr. David J. Henshall
Citrix Systems, Inc.
March 29, 2012
Page 2

made. Please refer to FASB ASC 450-20-50. Please include your proposed disclosures in your response.

Note 11. Income Taxes, page F-29

2.   We note that you break-out current taxes between federal and foreign in your table on page F-30. Please tell us why you do not similarly break-out your deferred taxes between federal and foreign. Refer to Rule 4-08(h) of Regulation S-X.

3.   Please tell us your considerations of providing disclosures pursuant to FASB ASC 740-30-50-2(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant